       SUPPLEMENT NO. 2 TO THE OFFER TO PURCHASE DATED SEPTEMBER 27, 1999

                               ASMEX CORPORATION

                          A WHOLLY OWNED SUBSIDIARY OF
                           GRUPO MEXICO, S.A. DE C.V.

                         HAS INCREASED THE PRICE OF ITS

                           OFFER TO PURCHASE FOR CASH

                 ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)

                                       OF
                              ASARCO INCORPORATED

                                       TO

                              $29.75 NET PER SHARE

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
               NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 9, 1999,
                         UNLESS THE OFFER IS EXTENDED.

    THE BOARD OF DIRECTORS OF ASARCO INCORPORATED ("ASARCO") HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF ASARCO COMMON STOCK, HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (AS DEFINED HEREIN), AND RECOMMENDS THAT SHAREHOLDERS OF ASARCO ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

                           --------------------------

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK (INCLUDING THE ASSOCIATED JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS (INCLUDING ANY SUCCESSORS THERETO, THE "RIGHTS")), WITHOUT PAR VALUE (THE "COMMON STOCK"), OF ASARCO, WHICH, TOGETHER WITH SHARES OF COMMON STOCK OWNED BY GRUPO MEXICO, S.A. DE C.V., CONSTITUTE AT LEAST 80% OF THE SHARES OF COMMON STOCK OUTSTANDING ON THE DATE SUCH SHARES ARE PURCHASED. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN
SECTION 7.

                           --------------------------

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's shares of Common Stock should either (i) complete and sign the original (blue) Letter of Transmittal or the revised (yellow) Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary and either deliver the certificates for such shares of Common Stock and, if separate, the certificates representing the associated Rights to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such shares of Common Stock (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having shares of Common Stock (and, if applicable, Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such shares of Common Stock (and, if applicable, Rights).

    Any shareholder who desires to tender shares of Common Stock (and, if applicable, Rights) and whose certificates for such shares (and, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, may tender such shares of Common Stock (and, if applicable, Rights) by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

    Questions and requests for assistance may be directed to the Information Agent (as defined in the Offer to Purchase) or the Dealer Manager (as defined in the Offer to Purchase) at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the original Offer to Purchase, Supplement No. 1 thereto, dated October 8, 1999, this Supplement, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.

                       ----------------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                             CHASE SECURITIES INC.

October 26, 1999

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                    --------
INTRODUCTION.....................................................       1
1.   Amended Terms of the Offer; Expiration Date.................       3
2.   Price Range of Shares of Common Stock; Dividends............       4
3.   Certain Information Concerning Purchaser, Parent and Certain
     Affiliates..................................................       4
4.   Source and Amount of Funds..................................       6
5.   Background of the Offer; Contacts with ASARCO...............       6
6.   The Merger Agreement........................................       8
7.   Conditions of the Offer.....................................      17
8.   Purpose of the Offer and the Merger; Plans for ASARCO;
     Certain Considerations......................................      19
9.   Dividends and Distributions.................................
10.  Certain Legal Matters, Regulatory Approvals; Certain
       Litigation................................................      19
11.  Miscellaneous...............................................      19

TO THE HOLDERS OF COMMON STOCK OF ASARCO INCORPORATED:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase, dated September 27, 1999, of ASMEX Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Grupo Mexico, S.A. de C.V., a Mexican corporation ("Parent"), as previously supplemented by Supplement No. 1 ("Supplement No. 1"), dated October 8, 1999 (as supplemented by Supplement No. 1, this Supplement, and as may be further amended and supplemented the "Offer to Purchase"; capitalized terms not otherwise defined herein having the meanings ascribed therein). Pursuant to this Supplement, Purchaser is offering to purchase all of the outstanding shares of common stock, without par value (the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation ("ASARCO"), including the associated Junior Participating Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of January 28, 1998, as amended as of July 15, 1999, between ASARCO and The Bank of New York, as Rights Agent (as such agreement may be further amended and including any successor agreement, the "Rights Agreement"), at a price of $29.75 per share of Common Stock, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the related revised (yellow) Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Common Stock shall include the associated Rights, and all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

    This Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this Supplement and in the revised (yellow) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase, and the original (blue) Letter of Transmittal mailed with the Offer to Purchase and Supplement No. 1, remain applicable in all respects to the Offer.

    Procedures for tendering shares of Common Stock are set forth in Section 3 of the Offer to Purchase. Tendering shareholders may continue to use the original (blue) Letter of Transmittal and the original (grey) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (yellow) Letter of Transmittal and the revised (salmon) Notice of Guaranteed Delivery circulated with this Supplement. While the original (blue) Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, shareholders using such document to tender their shares of Common Stock will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer price per share of Common Stock described in this Supplement if shares of Common Stock are accepted for payment and paid for by Purchaser pursuant to the Offer.

    SHARES OF COMMON STOCK PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. SHAREHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $29.75 PER SHARE OF COMMON STOCK IF SHARES OF COMMON STOCK ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 4 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

    ASARCO, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of October 25, 1999 (the "Merger Agreement"), which provides for, among other things, (i) an increase in the price per share of Common Stock to be paid pursuant to the Offer from $29.50 per share to $29.75 per share, net to the seller in cash, (ii) the amendment and restatement of the conditions to the Offer as set forth in their entirety in Section 7 of this Supplement,
(iii) the extension of the Offer such that the Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Tuesday, November 9, 1999 and (iv) the merger of the Purchaser with and into ASARCO (the "Merger") following the consummation of the Offer. In the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than any shares of Common Stock held in the treasury of ASARCO or by any wholly owned subsidiary of ASARCO, or such shares owned by Parent, Purchaser or any other wholly owned subsidiaries of Parent) shall be converted into the right to receive the Offer Price in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such share of Common Stock in accordance with the terms of the Merger Agreement.

    THE ASARCO BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF ASARCO COMMON STOCK, HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER AND RECOMMENDS THAT HOLDERS OF ASARCO ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

    Pursuant to the Merger Agreement, ASARCO has represented that (i) the PD Merger Agreement has been terminated pursuant to the Notice of Termination, dated October 25, 1999, delivered by ASARCO to Phelps Dodge, which Notice of Termination was accompanied by the wire transfer to Phelps Dodge by ASARCO of the required termination fee, (ii) the ASARCO Board has taken all necessary action to render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement and (iii) the ASARCO Board approved and adopted the Merger Agreement and the transactions contemplated thereby, including, without limitation, for purposes of Article 10 of the ASARCO Certificate of Incorporation and the New Jersey Business Corporation Act.

    ASARCO has advised Parent and Purchaser that ASARCO has been advised by each of its directors and executive officers that they either intend to tender all shares of Common Stock beneficially owned by such persons pursuant to the Offer or to vote such shares of Common Stock in favor of the approval and adoption by the shareholders of the Merger Agreement and the transactions contemplated thereby.

    Credit Suisse First Boston Corporation, ASARCO's financial advisor, has delivered to the ASARCO Board a written opinion dated October 23, 1999 to the effect that, as of such date and based upon and subject to the matters stated in its opinion, the $29.75 per share of Common Stock consideration to be received by holders of shares of Common Stock is fair pursuant to the Offer and the Merger, taken together, to such holders from a financial point of view.

    This Supplement does not constitute a solicitation of proxies for any meeting of ASARCO's shareholders. Any such solicitation by Parent or Purchaser would be made only pursuant to separate proxy materials complying with the requirements of the Exchange Act.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE MINIMUM CONDITION. CERTAIN OTHER TERMS AND CONDITIONS TO THE CONSUMMATION OF THE OFFER ARE DESCRIBED IN SECTION 7 OF THIS SUPPLEMENT.

    On September 30, 1999, there were outstanding approximately 39,921,427 shares of Common Stock according to ASARCO and 1,799,699 Incentive Shares subject to issuance. As of such date, 3,900,000 shares of Common Stock were beneficially owned by the Purchaser and its affiliates. As a result, the Minimum Condition would be satisfied if at least 28,817,136, plus 80% of any Incentive Shares issued prior to the Expiration Date shares of Common Stock were validly tendered and not withdrawn prior to the Expiration Date.

    THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED REVISED (YELLOW) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH

SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    1. AMENDED TERMS OF THE OFFER; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

    A. Pursuant to the Merger Agreement, Purchaser has agreed to purchase all outstanding shares of Common Stock at $29.75 per share, net to the seller in cash, upon the terms and subject to the conditions of the Offer. All shareholders whose shares of Common Stock are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including shares of Common Stock tendered and not withdrawn prior to the date of this Supplement) will receive this increased Offer Price.

    Pursuant to the Merger Agreement, ASARCO has represented that the ASARCO Board has taken all necessary action to render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement (including without limitation the Offer).

    The Offer has been amended such that the Offer will expire at 12:00 Midnight, New York City time, on Tuesday, November 9, 1999, unless and until Purchaser, subject to the provisions of the Merger Agreement, shall have extended the period during which the Offer is open. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Tuesday, November 9, 1999 or any later time and date at which the Offer, as so extended by Purchaser, shall expire.

    As of the close of business on October 25, 1999, approximately 9,084,968 shares of Common Stock had been tendered and not withdrawn pursuant to the Offer. See Section 6 of this Supplement for a description of the provisions of the Merger Agreement regarding extensions of the Offer by the Purchaser.

    The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and each of the other conditions described in Section 7 of this Supplement.

    B. The second paragraph on page 13 in the original Offer to Purchase under "Section 1--Terms of the Offer; Expiration Date" is restated as follows:

    The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition. The Merger Agreement provides that Purchaser shall not amend or waive the Minimum Condition and shall not decrease the Offer Price or decrease the number of shares of Common Stock sought, or amend any other condition of the Offer in any manner adverse to the holders of shares of Common Stock (other than with respect to insignificant changes or amendments) without the prior written consent of ASARCO (such consent to be authorized by the ASARCO Board). The Merger Agreement further provides that, notwithstanding the foregoing, Purchaser shall, and Parent agrees to cause Purchaser to, extend the Offer at any time up to February 29, 2000 for one or more periods of not more than 10 business days each, if at the Expiration Date of the Offer, or any extension thereof, the Minimum Condition or any of the conditions to the Offer set forth in clauses (a), (b) or (e) of clause B of Section 7 of this Supplement are not satisfied or waived; PROVIDED, HOWEVER, if all of the conditions to the Offer are satisfied or waived but the number of shares of Common Stock tendered (together with the shares of Common Stock then owned by Parent and Purchaser) constitutes 80% or more, but less than 90%, of the then outstanding number of shares of Common Stock, Purchaser shall extend the Offer for an aggregate period of not more than three business days beyond the Expiration Date. In addition, the Merger Agreement provides that the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase in each case without the consent of ASARCO. In connection with any extension of the Offer, Purchaser may, subject to the right of shareholders to withdraw shares of Common Stock prior to the Expiration Date, retain the shares of Common Stock that have been tendered during the period or periods for which the Offer is extended.

    2. PRICE RANGE OF SHARES OF COMMON STOCK; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

    As reported by the NYSE Composite Tape, the high and low sale prices per share of Common Stock for the fourth quarter of 1999 (through October 25, 1999) were $30 1/8 and $26 4/16, respectively. On October 22, 1999, the last full trading day prior to Parent's announcement that it was amending the terms of the Offer upon the terms set forth in this Supplement, the reported closing sale price per share of Common Stock as reported by the NYSE Composite Tape was $29 9/16. Shareholders are urged to obtain a current market quotation for the Common Stock.

    3. CERTAIN INFORMATION CONCERNING PURCHASER, PARENT AND CERTAIN AFFILIATES. The discussion set forth in "Section 9--Certain Information Concerning Purchaser, Parent and Certain Affiliates" of the Offer to Purchase under the heading "Differences Between Mexican GAAP and U.S. GAAP" is hereby amended and supplemented as follows:

        A. The second paragraph under the subheading "Cash flow information" is amended and restated as follows:

    Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" (SFAS No. 95), requires that the effects of inflation on cash flows be shown separately.

        B. The second paragraph under the subheading "Cost of pension plans and other employee benefits" is amended and restated as follows:

           Parent provides health care benefits for the retired and active employees of Mexicana de Cananea, S.A. de C.V. ("Mexcananea") as well as their family members through a subsidiary of Mexcananea (Hospital del Ronquillo, S. de R.L. de C.V.). During 1995 Parent adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". Due to the fact that Parent in previous years had few employees that were eligible for this benefit, the liability based on the actuarial calculation was considered immaterial and therefore the related effect was not included in the U.S. GAAP reconciliation. In 1998 Parent terminated 600 union and 400 non-union employees, thus accelerating the related postretiremcnt benefits for such employees and resulting in a charge of Ps. 34,880 which was included in the U.S. GAAP reconciliation.

        C. The fourth paragraph under the subheading "Property and equipment" is amended and restated as follows:

           In accordance with the fifth amendment to Bulletin B-10, the value of machinery and equipment of foreign origin may be restated based on the devaluation and inflation of the country of origin. Parent does not utilize this option to restate the value of its property and equipment.

        D. The second paragraph under the subheading "Financial Statement translation for foreign subsidiaries" is amended and restated as follows:

           Under U.S. GAAP, the translation of financial statements of subsidiaries with operations in hyper inflationary economies should be remeasured into the reporting currency. The process requires monetary assets and liabilities to be remeasured at the year-end exchange rate, while non-monetary assets and liabilities and income and expense accounts are remeasured at the historical exchange rate. Resulting exchange differences are included in income.

        E. The paragraph under the subheading "Available for sale security" is amended and restated as follows:

           Available for sales security. Under Mexican GAAP, the investment in ASARCO is included in cash and marketable securities in the amounts of Ps. 614,802 and Ps. 665,672 as of December 31, 1998 and 1997,
       respectively. Changes in the market value of the investment were recorded as interest income (loss) in the statement of income and amounted to 271,650 and (5,565) for the years ended December 31, 1998 and 1997, respectively. Under U.S. GAAP and in accordance with Statement of Financial Accounting Standard No. 115, this investment should be classified as an "available for sale security" and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

        F. Reconciliation of Mexican GAAP to U.S. GAAP

    Net income and stockholders' equity, adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP except for the comprehensive effects of price-level changes, are as follows:

                                                         1998                1997                 1996
                                                   -----------------   -----------------   ------------------
NET INCOME:
Consolidated net income under Mexican GAAP.......  Ps.       806,638   Ps.     2,921,045   Ps.      4,004,570
  U.S. GAAP adjustments:
  Deferred income tax asset (liability)..........           (335,854)           (378,325)          (1,567,349)
  Deferred employee profit sharing liability.....           (450,515)           (404,732)            (219,286)
  Amortization of capitalized exchange loss and
    gain on monetary position....................              4,769               4,769                4,769
  Capitalized interest...........................            206,170             269,199                   --
  Amortization of negative goodwill..............            583,029             689,983              598,319
  Pension plan cost..............................              2,037                 445                  772
  Gain (loss) in permanent investment............            271,650              (5,565)                  --
  Postretirement plan costs......................            (34,880)                 --                   --
  Adoption of SOP 98-5...........................           (222,321)           (110,888)                  --
  Gain on extinguishment of debt.................             82,787                  --                   --
  Effects of inflation accounting on U.S. GAAP
    adjustments and monetary gain on labor
    liabilities..................................          1,250,231           1,119,208            1,900,509
                                                   -----------------   -----------------   ------------------
                                                           1,357,103           1,184,094              717,734
                                                   -----------------   -----------------   ------------------
Consolidated net income under U.S. GAAP..........  Ps.     2,163,741   Ps.     4,105,139   Ps.      4,722,304
                                                   =================   =================   ==================

                                                                     1998                  1997
                                                              -------------------   -------------------
STOCKHOLDERS' EQUITY:
  Stockholders' equity under Mexican GAAP...................  Ps.      29,635,784   Ps.      29,642,490
  U.S. GAAP adjustments:
  Deferred income taxes.....................................           (4,967,527)           (5,523,988)
  Deferred employee profit sharing..........................           (2,151,540)           (2,058,836)
  Capitalized exchange loss and gain on monetary position...             (185,958)             (190,727)
  Capitalized interest......................................              475,369               269,199
  Accumulated pension plan cost.............................               (1,066)                1,034
  Postretirement plan costs.................................              (34,880)                   --
  Negative goodwill (previously amortized for Mexican GAAP
    purposes)...............................................           (3,513,541)           (4,096,570)
  Adoption of SOP 98-5......................................             (333,209)             (110,888)
  Gain on extinguishment of debt............................               82,787                    --
  Investment in common stock of a parent company............           (1,303,637)           (1,947,718)
                                                              -------------------   -------------------
                                                                      (11,933,202)          (13,658,494)
                                                              -------------------   -------------------
Stockholders' equity under U.S. GAAP........................       Ps. 17,702,582        Ps. 15,983,996
                                                              ===================   ===================

    4.  SOURCE AND AMOUNT OF FUNDS.  The discussion set forth in
"Section 10--Source and Amount of Funds" of the Offer to Purchase is hereby amended and supplemented as follows:

    Purchaser estimates that the total amount of funds now required to purchase Common Stock pursuant to the Offer (as described in this Supplement) and to pay all related costs and expenses will be approximately $1,157 million.

    On October 22, 1999, the commitment letter, dated as of September 24, 1999 (the "Commitment Letter"), and as amended and restated on October 5, 1999 (the "First Amended and Restated Commitment Letter"), October 7, 1999 (the "Second Amended and Restated Commitment Letter") and October 15, 1999 (the "Third Amended and Restated Commitment Letter"), by and among Parent, The Chase Manhattan Bank and Chase Securities Inc. (collectively, "Chase"), was further amended and restated (the "Fourth Amended and Restated Commitment Letter"), to provide that the condition relating to market disruptions is in effect until December 18, 1999 and to require that a satisfactory merger agreement be entered into with ASARCO no later than 5:00 P.M. New York City time on October 25, 1999. The parties entered into the Merger Agreement prior to that time.

    The foregoing description of the Credit Facilities is qualified in its entirety by reference to the full text of the Fourth Amended and Restated Commitment Letter, a copy of which is filed as Exhibit (b)(5) to the
Schedule 14D-1 and incorporated herein by reference.

    5. BACKGROUND OF THE OFFER; CONTACTS WITH ASARCO. The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

    On October 8, 1999, Parent filed Amendment No. 1 to its Schedule 14D-1, reflecting the fact that Parent had revised the Offer to, among other things, increase the Offer Price from $26.00 per share of Common Stock to $29.50 per share of Common Stock. Also on October 8, 1999, ASARCO filed an amendment to the ASARCO Schedule 14D-9 that contained and discussed the PD Merger Agreement and stated that ASARCO was considering Parent's revised bid.

    Later on October 8, 1999, Phelps Dodge issued a press release stating that Phelps Dodge would not raise its offer for ASARCO.

    ASARCO issued a press release on October 8, 1999, announcing that the ASARCO Board met to consider Parent's revised Offer. The press release stated that at the meeting, the ASARCO Board considered, together with advice from its financial and legal advisors, the terms of Parent's revised Offer, ASARCO's rights and obligations under the PD Merger Agreement and its fiduciary duties to shareholders of ASARCO under applicable law. The press release stated that, in accordance therewith, the ASARCO Board had determined in good faith, after consultation with its legal and financial advisors, that it was necessary in order to comply with its fiduciary duties under applicable law to recommend to the ASARCO shareholders that they not tender their shares pursuant to the Phelps Dodge Offer, and if necessary ASARCO would furnish information to Parent pursuant to a customary confidentiality agreement and participate in discussions or negotiations regarding the Offer, as revised.

    Later that day, ASARCO filed another amendment to its Schedule 14D-9 with respect to the Offer reflecting this change. According to the amendment, the ASARCO Board notified Phelps Dodge in accordance with the terms of the PD Merger Agreement of its intention to take these actions.

    On the evening of Friday, October 8, 1999, Parent's legal advisors delivered to ASARCO Parent's proposed revisions to the agreement relating to the Proposed Merger (the "Proposed Merger Agreement"), which revisions set forth the basis upon which Parent was prepared to consummate the Proposed Merger. Over the course of the next few days, Parent's and ASARCO's respective financial and legal advisors conducted negotiations relating to the Proposed Merger Agreement.

    ASARCO issued a press release on October 11, 1999 stating that on October 12, 1999, the ASARCO Board would meet to discuss Parent's latest offer.

    On October 13, 1999, Phelps Dodge issued a press release reiterating its previous decision not to raise its offer for ASARCO.

    On Thursday, October 14, 1999, Parent notified ASARCO that it would be willing to increase its tender offer price to $29.75 per share of Common Stock in cash subject to Parent entering into the Proposed Merger Agreement with ASARCO prior to 5:00 P.M. New York City time on October 23, 1999. In connection therewith, Parent submitted a revised bid package to ASARCO detailing its willingness to increase the Offer Price to $29.75 per share of Common Stock in the event ASARCO were to agree to increase the termination fee indicated in the Proposed Merger Agreement to $40 million and to deliver notice to Phelps Dodge that it is prepared to execute the Proposed Merger Agreement with Parent. The letter stated that the revised Offer would remain outstanding until 5:00 P.M. on October 23, 1999. The bid package included Parent's proposed revisions to the Proposed Merger Agreement, which incorporated comments made during negotiations that transpired earlier in the week between the respective legal and financial advisors of ASARCO and Parent.

    On October 15, 1999, ASARCO issued a press release stating that earlier that day, the ASARCO Board had met to consider Parent's revised proposal. According to the press release, at the meeting, the ASARCO Board authorized ASARCO's management to provide notice to Phelps Dodge that ASARCO was prepared to accept the revised Offer and that ASARCO intended to terminate the PD Merger Agreement. Later that day, ASARCO filed an amendment to its Schedule 14D-9 relating to the Offer reflecting these occurrences.

    According to Amendment No. 3 to ASARCO's Schedule 14D-9 with respect to the Offer, on October 23, 1999, the ASARCO Board met to consider and approve the Merger Agreement.

    According to Amendment No. 3 to ASARCO's Schedule 14D-9 with respect to the Offer, on October 25, 1999, ASARCO delivered to Phelps Dodge notice that it was terminating the PD Merger Agreement in accordance with the terms thereof and thereafter sent by wire transfer of immediately available funds $30 million to Phelps Dodge as payment of the termination fee as required by the PD Merger Agreement.

    Later in the morning on October 25, 1999, ASARCO, Parent and Purchaser executed the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to the
Schedule 14D-1 and incorporated herein by reference. See also Section 6 of this Supplement. Thereafter, ASARCO issued a press release disclosing the execution of the Merger Agreement and the termination of the PD Merger Agreement.

    Also, on October 25, 1999 Parent issued the following press release:

                   GRUPO MEXICO AND ASARCO SIGN MERGER AGREEMENT
            COMBINATION WILL CREATE LEADING INTERNATIONAL MINING COMPANY

        MEXICO CITY, October 25, 1999--Grupo Mexico, S.A. de C.V. today announced that it has signed a definitive merger agreement with ASARCO Incorporated (NYSE:AR) under which Grupo Mexico will acquire ASARCO for $29.75 in cash net per share of ASARCO common stock. Including the assumption of $1.02 billion ASARCO debt, the transaction has a total value of approximately $2.25 billion.

        German Larrea, chairman and chief executive officer of Grupo Mexico, said, "A combination of Grupo Mexico and ASARCO will create a world-class international mining company with high-quality assets and an enhanced competitive position. Our operations are extremely complementary, and we look forward to working with ASARCO to integrate them seamlessly."

        In addition, Grupo Mexico also announced today that, in addition to increasing the offer price to $29.75 per share, it is extending the expiration date on its outstanding tender offer until Tuesday, November 9, 1999, at 12:00 midnight New York City time. The tender offer previously had been scheduled to expire on Monday, October 25, 1999, at 12:00 midnight New York City time. As of 5:00 P.M. New York City time on October 22, 1999, 2,684,820 shares of Common Stock had been tendered to Purchaser under the terms of the Offer.

        Grupo Mexico will promptly be filing with the Securities and Exchange Commission and distributing to ASARCO shareholders a supplement to its Offer to Purchase reflecting the increase in the tender offer price to $29.75 and setting forth the material terms of the transaction.

        Chase Securities Inc. served as financial advisor to Grupo Mexico and is arranging the financing for the transaction. Brown & Wood LLP and Santamarina y Steta served as legal advisors to Grupo Mexico.

        Grupo Mexico is a diversified mining company that ranks among the world's largest and lowest-cost copper, zinc and silver producers. The company's operations include mining, smelting and refining. Grupo Mexico also owns 74% and operates in partnership with Union Pacific (26%) the largest and most profitable railroad system in Mexico.

        NOTE: Statements in this press release include "forward looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.

    Also on October 25, 1999, Phelps Dodge issued a press release stating that it was allowing the Phelps Dodge Exchange Offer to expire.

    Subsequently on October 25, 1999, Parent and Purchaser filed Amendment No. 3 to the Schedule 14D-1 reflecting these disclosures.

    Also on October 25, 1999, ASARCO filed Amendment No. 3 to its
Schedule 14D-9 relating to the Offer which amendment, among other things, recommended that ASARCO shareholders tender their shares of Common Stock to Purchaser in accordance with the terms of the Offer.

    6.  THE MERGER AGREEMENT.

    The following is a summary of the Merger Agreement, a copy of which is attached as Exhibit (c)(1) to the Schedule 14D-1 filed with the SEC with respect to the Offer and incorporated herein by reference. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement. The capitalized terms used but not otherwise defined in this Section 6 shall have the meanings set forth in the Merger Agreement.

    THE AMENDED OFFER. Pursuant to the Merger Agreement, Purchaser has agreed to amend the Offer (i) to reflect the existence of the Merger Agreement and
(ii) to amend the conditions to the Offer as set forth in their entirety in
Section 7 of this Supplement.

    Purchaser has also agreed that it will not, without the prior written consent of ASARCO, amend or waive the Minimum Condition, decrease the Offer Price, decrease the number of shares of Common Stock sought in the Offer, or amend any other condition of the Offer in any manner adverse to the holders of shares of Common Stock or (other than with respect to insignificant changes or amendments) without the prior written consent of ASARCO.

    Purchaser also agreed that, notwithstanding the preceding paragraph, it will, and Parent agreed to cause Purchaser to, extend the Offer at any time up to February 29, 2000 for one or more periods of not more than 10 business days each if at the Expiration Date or any extension thereof, the Minimum Condition or any of the conditions to the Offer set forth in clauses (a), PROVIDED, HOWEVER, if all of the conditions to the Offer are satisfied or waived but the number of shares of Common Stock tendered, when taken together with shares of Common Stock owned by Parent and Purchaser, represent at least 80% but less than 90% of the then outstanding shares of Common Stock, Purchaser shall extend the Offer for an aggregate period of not more than three business days. In addition, ASARCO's consent is not required to increase the Offer price or extend the Offer to the extent required by law in connection therewith.

    CERTAIN ASARCO ACTIONS. Pursuant to the Merger Agreement, ASARCO has consented to the Offer and represented and warranted, among other things, that
(i) the ASARCO Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Common Stock,
(b) approved and adopted the Merger Agreement and the transactions contemplated thereby, including without limitation for purposes of Article 10 of the ASARCO Certificate of Incorporation and the New Jersey Business Corporation Act and
(c) recommended acceptance of the Offer and adoption and approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of ASARCO; (ii) Credit Suisse First Boston Corporation has delivered to the ASARCO Board its written opinion dated October 23, 1999, to the effect that as of such date and based upon and subject to the matters stated therein, the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger, taken together, is fair to the holders of Common Stock from a financial point of view; and (iii) the PD Merger Agreement has been terminated pursuant to the Notice of Termination, dated October 25, 1999, delivered by ASARCO to Phelps Dodge, which Notice of Termination was accompanied by the wire transfer to Phelps Dodge by ASARCO of the termination fee required under the PD Merger Agreement.

    ASARCO also has agreed that it shall file with the SEC an amendment to its
Schedule 14D-9 with respect to the Offer (together with any amendments or supplements thereto, the "Amended Schedule 14D-9") which amendment shall include, subject to the fiduciary duties of ASARCO's directors under applicable law determined after consultation with outside legal counsel and to the provisions of the Merger Agreement, the recommendation described in clause (i) of the preceding paragraph.

    Pursuant to the Merger Agreement, promptly upon the purchase of and payment for any shares of Common Stock by Parent or its subsidiaries which, when taken together with shares of Common Stock owned by Parent and Purchaser, represent at least 80% of the then outstanding shares of Common Stock, Parent shall be entitled to designate such number of directors on the ASARCO Board, rounded up to the next whole number, as is equal to the product of (x) the total number of directors on the ASARCO Board multiplied by (y) the percentage of the aggregate number of shares of Common Stock beneficially owned by Purchaser, Parent and any other wholly-owned subsidiary of Parent; PROVIDED, HOWEVER, that until the Effective Time, there shall be at least two directors who were directors of ASARCO as of the date of the Merger Agreement. ASARCO shall, upon request by Purchaser, use all reasonable efforts promptly either to increase the size of the ASARCO Board or, at ASARCO's election, secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the ASARCO Board and shall cause Parent's designees to be so elected.

    Following the election or appointment of Parent's designees and prior to the Effective Time, the affirmative vote of a majority of the then serving directors of ASARCO who were directors as of the date of the Merger Agreement shall be required to amend or terminate the Merger Agreement, extend the time for performance of any of the obligations of Parent or Purchaser, waive any condition or any of ASARCO's rights under the Merger Agreement or take other action under the Merger Agreement.

    THE MERGER. The Merger Agreement provides that in accordance with the provisions thereof, at the Effective Time, Purchaser will be merged with and into ASARCO, and ASARCO will be the surviving corporation in the Merger (hereinafter sometimes called the "Surviving Corporation") and will continue to be governed by the laws of the State of New Jersey. At the Effective Time, the separate corporate existence of Purchaser shall cease.

    Pursuant to the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, ASARCO or the holders of the shares of Common Stock or the shares of the capital stock of Purchaser, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held in the treasury of ASARCO or by any wholly owned subsidiary of ASARCO or owned by Parent, Purchaser or any subsidiary of Parent) shall be converted into the right to receive $29.75 in cash, without interest.

    Prior to the Effective Time, Parent will enter into an agreement with Citibank N.A. (the "Exchange Agent"), authorizing such Exchange Agent to act as Exchange Agent in connection with the Merger. Immediately prior to the Effective Time, Parent shall deposit or shall cause to be deposited with or for the account of the Exchange Agent, for the benefit of the holders of shares of Common Stock (other than shares to be canceled pursuant to the Merger Agreement), an amount in cash equal to the Offer Price payable to the holder thereof, without interest (the "Merger Consideration") payable pursuant to the Merger Agreement (such cash funds are hereafter referred to as the "Exchange Fund"). As soon as reasonably practicable after the Effective Time, Parent will cause a letter to be sent to each person who was a holder of Common Stock at the Effective Time. The letter will contain instructions on how to surrender ASARCO stock certificates to the Exchange Agent and receive the Merger Consideration.

    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, ASARCO or the holders of the shares of Common Stock or the shares of the capital stock of Purchaser, each share of common stock, par value $.01 per share, of the Purchaser outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of stock of the Surviving Corporation.

    Under the Merger Agreement, each employee option or right to purchase or acquire shares of Common Stock and each stock appreciation right, and each award under an ASARCO employee plan or non-employee director plan denominated in or the value of which is determined by reference to common stock which are outstanding immediately prior to the Effective Time, shall, in accordance with their terms, become immediately exercisable and such holder shall be paid by the Surviving Corporation an amount in cash determined by (A) subtracting the exercise price per share of such award from the greater of (i) $29.75 and
(ii) the highest sales price per share of Common Stock during the 60-day period preceding the earlier of the Expiration Date or the Effective Time, and
(B) multiplying the difference by the number of shares of Common Stock that would have been issuable upon the exercise of such award or, if the ASARCO Equity Award does not have an exercise price, an amount in cash determined by multiplying (x) the greater of (iii) $29.75 and (iv) the highest sales price per share of Common Stock during the 60-day period preceding the earlier of the Expiration Date or the Effective Time by (y) the number of shares of Common Stock that would have been issuable upon the exercise of such award. Any ASARCO Equity Awards issued pursuant to the ASARCO 1996 Stock Incentive Plan and the ASARCO Stock Incentive Plan that are exercisable at prices equal to or greater than $29.75 per share will operate solely as stock appreciation rights with respect to the common stock of Parent.

    The Merger Agreement provides that the certificate of incorporation of the Surviving Corporation shall be the ASARCO Certificate of Incorporation of immediately prior to the Effective Time and the name of the Surviving Corporation shall continue to be ASARCO Incorporated until thereafter amended. Under the Merger Agreement, the bylaws of Purchaser immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended.

    The Merger Agreement provides that, until their respective successors are duly elected or appointed and qualified, the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation and the officers of ASARCO at the Effective Time shall be the officers of the Surviving Corporation.

    AGREEMENTS OF ASARCO, PARENT AND PURCHASER. ASARCO shall in accordance with applicable law and ASARCO Certificate of Incorporation and the ASARCO By-Laws:
(i) duly call, give notice of, convene and, if required by applicable law to consummate the Merger, hold (the "ASARCO Shareholders Meeting") subject to the approval of the SEC, to the extent practicable and permitted by applicable law (including the requisite mailing period for the proxy statement as required under the Exchange Act and the rules and regulations promulgated thereunder) on or prior to December 8, 1999, or as soon thereafter as practicable and as permitted under applicable law for the purpose of considering and taking action upon the Merger Agreement; PROVIDED, that if the Offer is consummated prior to the date of the ASARCO Shareholders Meeting, ASARCO shall use its reasonable best efforts to cause the record date for determination of shareholders entitled to vote at the ASARCO Shareholders Meeting to be on or after the date of the consummation of the Offer,
(ii) prepare and use all reasonable efforts to file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement within seven business days after the date of the Merger Agreement, obtain and furnish the information required to be included by the SEC in the proxy statement, respond promptly to comments made by the SEC (after consultation with Parent), cause a definitive proxy or information statement to be mailed to shareholders, and obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders, (iii) promptly notify the other parties and promptly file an appropriate amendment or supplement with the SEC and, to the extent required by law, disseminate such amendment or supplement to shareholders when at anytime prior to the Effective Time, ASARCO or Parent discover any information relating to ASARCO or Parent, or any of their respective affiliates, officers or directors which should be set forth in an amendment or supplement to the proxy statement, so that the proxy statement would not include any misleading statements, and (iv) subject to the fiduciary obligations of the ASARCO Board, recommend, through the ASARCO Board, to its shareholders that they vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement, and use its best reasonable efforts to procure the approval of the shareholders of ASARCO for the Merger required by applicable law. The Merger Agreement provides that Parent shall vote or cause to be voted all shares of Common Stock then owned of record by Parent, Purchaser or any of Parent's subsidiaries and affiliates in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

    Notwithstanding the preceding paragraph or any other provision of the Merger Agreement, the Merger Agreement provides that in the event that Parent, Purchaser or any other subsidiary of Parent together shall have acquired at least 90% of the outstanding shares of Common Stock, the parties to the Merger Agreement shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition without an ASARCO Shareholders Meeting in accordance with New Jersey and Delaware law.

    In the Merger Agreement, ASARCO has covenanted and agreed that, except for certain exceptions, during the period from the date of the Merger Agreement to the Effective Time, among other things, (A) each of ASARCO and its subsidiaries shall conduct its operations in the ordinary course in substantially the same manner as conducted prior to October 25, 1999, (B) ASARCO shall, and cause each of its subsidiaries to, use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its current officers and other key employees and preserve its relationships with customers, suppliers, employees and business partners with which it has business relations,
(C) ASARCO shall confer with Parent, at such times as Parent may reasonably request, to report material operational matters and the general status of ongoing operations, (D) ASARCO shall notify Parent of any emergency or other change in the normal course of its or its subsidiaries' respective businesses or in the operation of its or its subsidiaries, respective properties and of any complaints or hearings of any governmental entity if such emergency, change, complaint, investigation or hearing would have a Material Adverse Effect on ASARCO, and (E) neither ASARCO nor any of its subsidiaries will (i) propose or adopt any amendments to its certificate of incorporation or bylaws or other governing documents, (ii) split, combine or reclassify any shares of capital stock of ASARCO or any of its subsidiaries, (iii) declare, set aside or pay any dividend on or make any distribution with respect to its capital stock, except in the case of ASARCO and its majority owned subsidiary Southern Peru Copper Corporation for regular quarterly cash dividends and except for cash dividends by a wholly owned subsidiary to a parent, (iv) purchase or redeem any shares of its stock or any rights, warrants or options to acquire any such shares, other than in the ordinary or in connection with employee benefits, (v) incur, assume or prepay indebtedness (other than between itself and its wholly owned subsidiaries or between such subsidiaries) other than in the ordinary course of business consistent with past practice, (vi) except in the ordinary course of business consistent with past practice or as otherwise provided in the Merger Agreement, adopt or amend any employee benefit plan, (vii) authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition or disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights, in each case not in the ordinary course of business, (viii) issue or sell or agree to issue or sell any shares of capital stock of ASARCO or any of its subsidiaries (other than existing rights to Incentive Shares), (ix) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business or consummation of contracts of sale executed and delivered prior to the date of the Merger Agreement, or (x) make any material tax election or settle or compromise any material tax liability, other than in the ordinary course of business consistent with past practice.

    NO SOLICITATION. Pursuant to the Merger Agreement, none of ASARCO, its subsidiaries or any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative shall
(i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any ASARCO Takeover Proposal (or reasonably could be expected to lead to an ASARCO Takeover Proposal) or (ii) participate in any discussions or negotiations regarding any ASARCO Takeover Proposal. As defined in the Merger Agreement, the term "ASARCO Takeover Proposal" means any inquiry, proposal or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) from any person relating to any direct or indirect acquisition or purchase of a business or shares of any class of equity securities of ASARCO or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning any class of equity securities of ASARCO or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving ASARCO or any of its subsidiaries, other than contemplated by the Merger Agreement.

    Notwithstanding anything to the contrary contained in the previous paragraph, the Merger Agreement provides that prior to the Effective Time, ASARCO may, in response to an ASARCO Takeover Proposal which was not solicited by it or which did not otherwise result from a breach of the Merger Agreement, and subject to providing prior written notice of its decision to take such action to Parent (x) furnish information with respect to ASARCO and its subsidiaries to any person making an ASARCO Takeover Proposal pursuant to a customary confidentiality agreement (as determined by ASARCO after consultation with its outside counsel) and (y) participate in discussions or negotiations regarding such ASARCO Takeover Proposal. However, it may furnish such information and/or participate in such discussions or negotiations only if prior thereto, the ASARCO Board determines in good faith, (A) after consultation with and based upon the advice of a nationally recognized investment banking firm, that such ASARCO Takeover Proposal represents a financially superior transaction for the shareholders of ASARCO when compared to the Merger, (B) that such ASARCO Takeover Proposal can be consummated in a reasonably timely manner and that financing is committed or is reasonably likely to be obtained, (C) that the approval and adoption of the Merger Agreement by holders of Common Stock may not be obtained due to such pending ASARCO Takeover Proposal and (D) after consultation with its outside counsel, that failure to do so would be inconsistent with its fiduciary duties to ASARCO shareholders under applicable law.

    In addition, pursuant to the Merger Agreement, except as set forth below, neither the ASARCO Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the recommendation by the ASARCO Board or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any ASARCO Takeover Proposal, or (iii) cause ASARCO to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "ASARCO Acquisition Agreement") related to any ASARCO Takeover Proposal. Notwithstanding the foregoing, in the event that the ASARCO Board receives an ASARCO Takeover Proposal and the ASARCO Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary duties to ASARCO shareholders under applicable law, the ASARCO Board may (x) take any of the actions described in clauses (i), (ii) or (iii) above or (y) terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause ASARCO to enter into any ASARCO Acquisition Agreement with respect to any ASARCO Takeover Proposal) but only after the fifth business day following Parent's receipt of written notice advising Parent that the ASARCO Board is prepared to accept an ASARCO Takeover Proposal, and attaching the most current version of any such ASARCO Takeover Proposal or any draft of an ASARCO Acquisition Agreement.

    The Merger Agreement further provides that ASARCO shall immediately advise Parent orally and in writing of any request for information or of any ASARCO Takeover Proposal, the material terms and conditions of such request or ASARCO Takeover Proposal, and the identity of the person making such request or ASARCO Takeover Proposal and keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or ASARCO Takeover Proposal.

    INSPECTION RIGHTS. Pursuant to the Merger Agreement, ASARCO has agreed to afford to Parent and to Parent's officers, employees, counsel, accountants and other authorized representatives full and complete access on reasonable prior notice to its and its subsidiaries' properties, contracts, commitments, books and records and, during such period, will furnish promptly all information concerning its businesses and properties as may be reasonably requested.

    ANNOUNCEMENTS. Under the Merger Agreement, before issuing any press release or otherwise making any public announcements with respect to the Merger and the transactions contemplated by the Merger Agreement (except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange in the United States or Mexico), Parent and ASARCO will consult with each other and provide reasonable opportunity to review and comment on such release or announcement.

    INDEMNITY; INSURANCE; RELEASE OF CLAIMS. Under the Merger Agreement, for a period of six years after the Effective Time, Parent shall indemnify the current and former officers and directors of ASARCO to the extent such indemnity currently exists in the ASARCO Certificate of Incorporation, the ASARCO By-Laws or in any agreement.

    Pursuant to the Merger Agreement, for a period of three years after the Effective Time, Parent has agreed that it shall maintain ASARCO's existing directors' and officers' liability insurance policy; PROVIDED, however, that Parent is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date of the Merger Agreement by ASARCO for such insurance; PROVIDED, HOWEVER, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and PROVIDED, FURTHER, that Parent may meet these obligations by covering the above people under Parent's insurance policy or policies on the terms described above.

    Parent and Purchaser have fully and unconditionally released each of the members of the Board of Directors of ASARCO and each officer and employee of ASARCO from any and all claims, actions, causes of action, lawsuits, damages, liabilities, costs, losses, expenses, assessments, sums of money, promises and demands of any nature whatsoever that Parent and Purchaser may have against such officer, director and employee of ASARCO (i) which are related to or arise out of (A) action taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) in connection with or in anticipation of the Transactions (as defined below) or (B) actions taken or omitted to be taken by Parent, Purchaser or any of their affiliates in connection with the Transactions, (ii) which are otherwise related to or arise out of the Transactions or (iii) by reason of the fact that such person is or was a member of the Board of Directors of ASARCO or an officer or employee of ASARCO, as the case may be. For purposes of the Merger Agreement the "Transactions" means the transactions contemplated by the Cyprus Amax Agreement, the transactions contemplated by the PD Merger Agreement and the transactions contemplated by the Merger Agreement, or any of them.

    BENEFITS. Pursuant to the Merger Agreement, Parent and its subsidiaries have agreed, for a period of six months from the Effective Time, to continue to maintain ASARCO's employee benefit plans.

    Parent has agreed to cause the Surviving Corporation, its subsidiaries and Parent's affiliates to (a) waive any limitation regarding pre-existing condition and eligibility waiting period under any ASARCO employee benefit plan or any plan in which ASARCO employees participate after the Effective Time;
(b) provide each employee of ASARCO with credit for any co-payments or deductibles paid prior to the Effective Time for the calendar year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time, and (c) treat all service by employees of ASARCO or any of its subsidiaries or affiliates before the Effective Time as service with Parent and its subsidiaries and affiliates with respect to all employee plans and policies.

    At the consummation of the Offer, Parent shall guarantee the performance of employment contracts and benefit plans in accordance with their terms.

    With respect to ASARCO's employee benefits plans, each of ASARCO, Parent and Purchaser have agreed that the transactions contemplated by the Merger Agreement constitute a "change of control" for the purposes of ASARCO Employee Benefit Plans.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains certain representations and warranties by ASARCO, including representations and warranties concerning: the due organization, valid existence, good standing and due qualification of ASARCO and its significant subsidiaries; the capital structure of ASARCO; the corporate authority of ASARCO relative to the execution, delivery and performance of and consummation of the transactions contemplated by the Merger Agreement; the absence of any violations of the governing documents and instruments or obligations of ASARCO or its subsidiaries or of any statute, rule, regulation, order or decree, subject to certain exceptions; the accuracy and timeliness of reports and documents filed by ASARCO with the SEC; certain environmental matters; employee benefit plans; the accuracy of the Schedule 14D-9, Proxy Statement (with respect to information included therein relating to ASARCO or its subsidiaries), Schedule 14D-1 (with respect to information included therein relating to ASARCO or its subsidiaries) and any amendments thereto; the inapplicability of the Rights Agreement to the transactions contemplated by the Merger Agreement; certain tax matters; the vote required to approve the Merger Agreement; the receipt of an opinion of a financial advisor by the ASARCO Board; and the absence, since December 31, 1998 to the date of the Merger Agreement, of, among other things, any event, occurrence or development which would have a Material Adverse Effect on ASARCO, individually or in the aggregate; absence of undisclosed material liabilities; and labor relations.

    The Merger Agreement also contains certain representations and warranties by Parent and Purchaser, including that Purchaser has available sufficient funds to consummate the Offer and the Merger and the transactions contemplated thereby.

    CONDITIONS TO THE MERGER. The conditions to the Offer are set forth in "Section 7--Certain Conditions to the Offer" of this Supplement. ASARCO's, Parent's and Purchaser's obligations to effectuate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions:

        (a) if ASARCO Shareholder Approval is required by applicable law, such approval shall have been obtained in accordance with applicable law.

        (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any governmental body or authority which prohibits the consummation of the Merger substantially on the terms contemplated by the Merger Agreement. In the event any order, decree or injunction shall have been issued, each party shall use its reasonable efforts to remove any such order, decree or injunction.

        (c) unless the consummation of the Offer shall not have occurred prior to the date of the ASARCO Shareholders Meeting, Purchaser shall have accepted for purchase all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer; PROVIDED, HOWEVER, that Purchaser shall not be entitled to rely on the condition above if Purchaser shall have failed to purchase shares of Common Stock pursuant to the Offer in breach of Purchaser's obligations under the Merger Agreement.

        (d) In the event the consummation of the Offer has not occurred prior to the ASARCO Shareholders Meeting, the obligation to effect the Merger is further subject to the conditions set forth in clause B of Section 7 of this Supplement, relating to the accuracy of the representations and warranties as of the date of consummation of the Offer, and ASARCO shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer and its President, to the effect that such conditions have been satisfied.

        (e) In the event the consummation of the Offer shall not have occurred prior to the ASARCO Shareholders Meeting, (i) The Chase Manhattan Bank and Chase Securities Inc. shall not have terminated the commitment letter as a result of there having occurred after October 25, 1999 to December 18, 1999, a general banking moratorium established by Federal or state authorities, a generally recognized capital markets crisis, as evidenced by a cumulative 20% decline in the Dow Jones Industrial Average over a period of five consecutive trading days, a virtual cessation in bank and other private debt financings or the introduction of additional material government restrictions imposed upon lending institutions which materially affect the type of transactions contemplated by the Merger Agreement, and (ii) The Chase Manhattan Bank and Chase Securities Inc. shall not have terminated the commitment letter as a result of there having occurred after December 18, 1999, a material disruption of or material adverse change in U.S. or developed country financial, banking or capital market conditions that is reasonably likely to materially impair the syndication of the Credit Facilities.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of ASARCO):

        (a) by mutual written consent of ASARCO and Parent;

        (b) by either ASARCO or Parent, if (i) the Offer shall have expired without any shares of Common Stock being purchased pursuant thereto or
    (ii) the Merger (in the event the ASARCO Shareholders Meeting occurs prior to the expiration or termination of the Offer) or the Offer has not been consummated on or before February 29, 2000; PROVIDED, that the party seeking to terminate the Merger Agreement pursuant to this clause shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure of shares of Common Stock to have been purchased on or before such date;

        (c) by Parent, if, prior to the Merger (in the event the ASARCO Shareholders Meeting occurs prior to the expiration or termination of the Offer) or the purchase of any shares of Common Stock pursuant to the Offer, ASARCO shall have breached the provisions of the Merger Agreement relating to prohibited solicitation of competing bids (the "No Solicitation Provisions");

        (d) by ASARCO, in accordance with the No Solicitation Provisions of the Merger Agreement, prior to the Merger (in the event the ASARCO Shareholders Meeting occurs prior to the expiration or termination of the Offer) or the acceptance for purchase of any shares of Common Stock pursuant to the Offer, PROVIDED that ASARCO shall have complied with all of the No Solicitation Provisions and that any such termination will not be effective unless the termination fee payable pursuant to the terms of the Merger Agreement shall have been paid contemporaneously with such termination;

        (e) by Parent, if (i) prior to the Merger (in the event the ASARCO Shareholders Meeting occurs prior to the expiration or termination of the Offer) or the purchase of any shares of Common Stock pursuant to the Offer, the ASARCO Board or any committee thereof shall have amended, withdrawn or modified (or publicly disclosed its intention to do so) in a manner adverse to Parent its approval or recommendation of the Offer or the Merger Agreement (including a Neutral Statement, as defined in the Merger Agreement, or a recommendation in favor of any ASARCO Takeover Proposal filed pursuant to the Exchange Act) unless, in the case of a Neutral Statement only, contemporaneously with the filing of such neutral statement ASARCO publicly confirms that it continues to recommend approval of the Merger and continues to actively support the Merger thereafter) or (ii) any condition to the Offer described in Section 7 of this Supplement shall not have been satisfied on or prior to the earlier of 30 days of notice that such condition has not been satisfied and February 29, 2000;

        (f) by ASARCO, if all of the conditions to the Offer have been satisfied and Parent or Purchaser shall have terminated the Offer without purchasing any shares of the Common Stock thereunder; PROVIDED, that ASARCO shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure of shares of Common Stock to have been purchased in the Offer;

        (g) by either Parent or ASARCO, if any court of competent jurisdiction or other governmental body shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the purchase of Common Stock pursuant to the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; PROVIDED that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove or lift such order, decree or ruling; or any statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits or makes illegal the consummation of the Merger and which, in the case of any such order, injunction or decree, shall have become final and nonappealable; or

        (h) by Parent or ASARCO, if the shareholders of ASARCO fail to approve and adopt the Merger Agreement and approve the Merger at the ASARCO Shareholders Meeting or any adjournment thereof.

    EFFECT OF TERMINATION. In the event of termination of the Merger Agreement, the Merger Agreement shall terminate (except for provisions relating to investigation of ASARCO and its subsidiaries, release of certain claims by Parent and Purchaser against the directors, officers and employees of ASARCO, and payment of expenses) and there shall be no other liability on the part of ASARCO or Parent to the other except liability arising out of a willful and material breach of the Merger Agreement.

    AMENDMENT OR SUPPLEMENT. At any time before or after adoption of the Merger Agreement by the shareholders of ASARCO and prior to the Effective Time, the Merger Agreement may be amended or supplemented in writing by ASARCO and Parent with respect to any of the terms contained in the Merger Agreement; PROVIDED, HOWEVER, that following approval by the shareholders of ASARCO there shall be no amendment or change to the provisions of the Merger Agreement with respect to the merger consideration as provided in the Merger Agreement nor any amendment or change not permitted under applicable law, without further approval by the shareholders of ASARCO.

    TERMINATION FEE. If the Merger Agreement shall have been terminated pursuant to the provisions described in paragraphs (b), (c), (d), (e)(i) or
(h) under "Termination" above, and subject to certain conditions, ASARCO shall promptly, but (except as provided in paragraph (d) under "Termination" above) in no event less than two business days after the termination of the Merger Agreement, pay Parent a fee equal to $40 million (the "Termination Fee"), payable by wire transfer of same day funds; PROVIDED, HOWEVER, that no ASARCO Termination Fee shall be payable to Parent pursuant to this paragraph unless and until within 18 months of such termination ASARCO or any of its subsidiaries enters into any ASARCO Acquisition Agreement or consummates any ASARCO Takeover Proposal, except as provided otherwise in paragraph (d) under "Termination" above. For the purposes of the foregoing proviso the terms "ASARCO Acquisition Agreement" and "ASARCO Takeover Proposal" shall have the meanings set forth under "No Solicitation Provisions" above (except that the reference to the "acquisition or purchase of a business or shares of any class of equity securities of ASARCO or any of its subsidiaries" in the definition of "ASARCO Takeover Proposal" shall be deemed to be a reference to the "acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets of ASARCO and its subsidiaries, taken as a whole, or 20% of any class of equity securities of ASARCO or any of its subsidiaries," in which event the Termination Fee shall be payable upon the first to occur of such events. If ASARCO fails promptly to pay the Termination Fee, and, in order to obtain such payment, Parent commences a suit which results in a judgement against ASARCO for the Termination Fee, ASARCO shall pay to Parent its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee and the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

    CLOSING. The Merger will become effective at such time as the certificates of merger are duly filed with the New Jersey Secretary and the Delaware Secretary or at such later time as is agreed to by the parties and as is specified in the certificates of merger.

    COSTS AND EXPENSES. Pursuant to the Merger Agreement, all costs and expenses in connection with the Offer, the Merger Agreement and the contemplated transactions, whether or not the Offer and the Merger are completed, shall be paid by the party incurring such expenses, except (i) the filing fee in connection with any HSR Act filing or any other required statutory approval, and
(ii) the expenses incurred in connection with the printing and mailing of a proxy statement (including SEC filing fees) shall be shared equally by Parent and ASARCO.

    EXTENSION OF TIME; WAIVER. Under the Merger Agreement, at any time prior to the Effective Time, any party to the Merger Agreement may: (a) extend the time for the performance of any of the obligations or other acts of the other party;
(b) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or any document delivered pursuant to the Merger Agreement; or (c) waive compliance with any of the agreements or conditions of the other party contained in the Merger Agreement subject to the proviso described under "Amendment or Supplement" above.

    7. CONDITIONS OF THE OFFER. The discussion set forth in the "Introduction" Section of the Offer to Purchase and Section 14 of the Offer to Purchase is hereby amended and supplemented as follows.

    A. The Minimum Condition is amended and restated in its entirety to read as follows:

    THE MINIMUM CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION DATE AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK WHICH, TOGETHER WITH SHARES OF COMMON STOCK OWNED BY PARENT OR PURCHASER, REPRESENTS AT LEAST 80% OF THE TOTAL ISSUED AND OUTSTANDING SHARES OF COMMON STOCK ON THE DATE SHARES OF COMMON STOCK ARE PURCHASED PURSUANT TO THE OFFER (THE "MINIMUM CONDITION").

    According to the Merger Agreement as of September 30, 1999 there were 39,921,427 shares of Common Stock outstanding and 1,799,669 Incentive Shares subject to issuance.

    Parent currently owns an aggregate of 3,900,000 shares of Common Stock. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if an aggregate of 28,817,136 shares of Common Stock are validly tendered pursuant to the Offer, plus 80% of any Incentive Shares that may be issued after September 30, 1999 and on or prior to the Expiration Date.

    B. Pursuant to the Merger Agreement, the conditions of the Offer are amended and restated in their entirety to read as follows:

    Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Common Stock promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of Common Stock, and may terminate or amend the Offer (but only subject to and in accordance with the Merger Agreement) if (i) the Minimum Condition has not been satisfied or
(ii) at any time on or after October 23, 1999 and before the Expiration Date, any of the following events shall occur:

        (a) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer or the Merger by any domestic or foreign, federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (i) prohibits, or imposes any material limitations on, Parent's or Purchaser's ownership or operation of all or a material portion of ASARCO's businesses or assets, (ii) prohibits, or makes illegal the acceptance for payment, payment for or purchase of Common Stock or the consummation of the Offer or the Merger, (iii) results in a material delay in or restricts the ability of Purchaser, or renders Purchaser unable, to accept for payment, pay for or purchase some or all of the tendered shares of Common Stock, or (iv) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Common Stock, including, without limitation, the right to vote the Common Stock purchased by it on all matters properly presented to ASARCO's shareholders, PROVIDED that Parent and Purchaser shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

        (b) the representations and warranties of ASARCO set forth in the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date except, in each case,
    (i) for changes specifically permitted by the Merger Agreement and
    (ii) (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date or
    (B) where the failure of such representations and warranties to be true and correct (without giving effect to any qualifications as to "materiality" or "Material Adverse Effect" set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ASARCO, or ASARCO shall have materially breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it;

        (c) the Merger Agreement shall have been terminated in accordance with its terms prior to the Expiration Date;

        (d) ASARCO shall have entered into a definitive agreement or agreement in principle with any person with respect to an ASARCO Takeover Proposal or similar business combination with ASARCO;

        (e)(i) The Chase Manhattan Bank and Chase Securities Inc. shall have terminated the Fourth Amended and Restated Commitment Letter as a result of there having occurred after October 25, 1999 to December 18, 1999, a general banking moratorium established by Federal or state authorities, a generally recognized capital markets crisis, as evidenced by a cumulative 20% decline in the Dow Jones Industrial Average over a period of five (5) consecutive trading days, or a virtual cessation in bank and other private debt financings or the introduction of additional material government restrictions imposed upon lending institutions which materially affect the type of transactions contemplated by the Merger Agreement, and (ii) The Chase Manhattan Bank and Chase Securities Inc. shall have terminated the Fourth Amended and Restated Commitment Letter as a result of there having occurred after December 18, 1999, a material disruption of or material adverse change in U.S. or developed country financial, banking or capital market conditions that is reasonably likely to materially impair the syndication of the Credit Facilities; or

        (f) the ASARCO Board shall have withdrawn, or amended, modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9 filed by ASARCO with respect to the Offer), its recommendation of the Offer, the Merger Agreement or the Merger, or recommended another proposal or offer from any person other than Parent or Purchaser, or shall have resolved to do any of the foregoing;

which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

    The foregoing conditions will be for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser.

    8. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR ASARCO; CERTAIN CONSIDERATIONS. The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

    PLANS FOR ASARCO. Pursuant to the Merger Agreement, Parent, Purchaser and ASARCO have agreed, among other things, to modify the composition of the ASARCO Board to include designees of Parent following consummation of the Offer and to amend the ASARCO By-Laws at the Effective Time of the Merger to be the bylaws of Purchaser.

    SHAREHOLDER PROTECTION ACT. The ASARCO Board has approved and adopted the Merger Agreement and the transactions contemplated thereby (including the Offer), including, without limitation, for purposes of the New Jersey Business Corporation Act.

    THE ASARCO CERTIFICATE AND THE ASARCO BY-LAWS. The ASARCO Board has approved and adopted the Merger Agreement and the transactions contemplated thereby (including the Offer), including, without limitation, for purposes of the ASARCO Certificate of Incorporation.

    THE RIGHTS. ASARCO has represented that it has taken all necessary action to render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the Offer.

    9. DIVIDENDS AND DISTRIBUTIONS. The discussion set forth in Section 13 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

    Pursuant to the terms of the Merger Agreement, ASARCO is prohibited from taking any of the actions described in the two succeeding paragraphs, and nothing herein shall constitute a waiver by Purchaser or Parent of any of their rights under the Merger Agreement or the limitation of remedies available to Purchaser or Parent for any breach of the Merger Agreement, including termination thereof.

    If, on or after October 25, 1999, ASARCO should (i) split, combine or otherwise change the Common Stock or its capitalization, (ii) issue or sell any additional securities of ASARCO or otherwise cause an increase in the number of outstanding securities of ASARCO or (iii) acquire currently outstanding shares of Common Stock or otherwise cause a reduction in the number of outstanding shares of Common Stock, then, without prejudice to Purchaser's rights under
Section 1 and Section 14, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer, including without limitation, the amount and type of securities subject to the Offer.

    If on or after October 25, 1999, ASARCO should declare or pay any dividend on the Common Stock, other than regular quarterly dividends, or make any distribution (including, without limitation, the issuance of additional shares of Common Stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Common Stock that is payable or distributable to shareholders of record on a date prior to the transfer to Purchaser or its nominee or transferee on ASARCO's stock transfer records of the Common Stock purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Section 1 and Section 14, (i) the Offer Price will be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution or right to be received by the tendering shareholders will be received and held by such tendering shareholders for the account to Purchaser and will be required to be promptly remitted and transferred by each such tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by Purchaser in its sole discretion.

    10. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION. The discussion set forth in Section 15 of the Offer to Purchase is amended and supplemented as follows:

    GERMAN ANTITRUST LAW. On October 20, 1999, Parent and Purchaser received notice that they had been granted approval by the BKartA. Accordingly, Parent is free to consummate the Offer and the Merger at any time without any further requirements under the German Act Against Restraints of Competition.

    THE SHAREHOLDER PROTECTION ACT. The ASARCO Board has approved and adopted the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of the New Jersey Business Corporation Act.

    11. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Common Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of shares of Common Stock in such jurisdiction.

    Neither Parent nor Purchaser is aware of any jurisdiction in which the making of the Offer or the acceptance of shares of Common Stock in connection therewith would not be in compliance with the laws of such jurisdiction.

    Parent and Purchaser have filed with the SEC a Statement on Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act and have filed amendments and may file additional amendments thereto furnishing certain additional information with respect to the Offer. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 of the Offer to Purchase.

    EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED (YELLOW) LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.

    No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Supplement, the Offer to Purchase or in the revised (yellow) Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

    Neither the delivery of this Supplement or the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, ASARCO or any of their respective subsidiaries since the date as of which information is furnished or the date of this Supplement.

ASMEX CORPORATION

October 26, 1999

    Facsimile copies of the Letters of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Common Stock Certificates (and Rights Certificates, if applicable) and any other required documents should be sent by each shareholder of ASARCO or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                                 CITIBANK, N.A.

         BY COURIER:                     BY MAIL:                       BY HAND:
       Citibank, N.A.                 Citibank, N.A.                 Citibank, N.A.
        915 Broadway                   P.O. Box 685              Corporate Trust Window
         5(th) Floor                Old Chelsea Station       111 Wall Street, 5(th) Floor
  New York, New York 10010       New York, New York 10113       New York, New York 10043

              Facsimile for Eligible Institutions: (212) 505-2248

                   To Confirm Facsimile Only: (800) 270-0808

                            ------------------------

    Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of share of Common Stock may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.

                                 UNITED STATES
                                77 Water Street
                            New York, New York 10005
                         CALL TOLL-FREE: (800) 714-3305
                                       or
                         (212) 269-5550 (call collect)

                                     EUROPE
                        Royex House, Aldermanbury Square
                            London, England EC2V 7HR
                        (44) 171 600 5005 (call collect)

                      The Dealer Manager for the Offer is:

                             CHASE SECURITIES INC.

                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 270-3298